Primary Business Name: TSX ALPHA U.S., INC.	**BD Number: 329008**

BD - AMENDMENT

01/08/2025

BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?

◉ **Yes** ○ **No**

Ownership Codes: NA - less than 5%   B - 10% but less than 25%   D - 50% but less than 75%

A   - 5% but less than 10% C - 25% but less than 50% E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
CLARK, DOUGLAS GORDON	I	MANAGING DIRECTOR MARKET STRUCTURE/PRODUCT DESIGN	11/2023	NA	Y	N	4509208
Chen, Denno Min-Wei	I	CHIEF COMPLIANCE OFFICER	01/2025	NA	Y	N	8012832
FISCHER, HEIDI JILL	I	PRESIDENT	10/2023	NA	Y	N	4821269
RICHMOND, LAURE E	I	CFO, FINOP	03/2024	NA	N	N	5115429
TMX U.S. HOLDINGS, INC.	FE	SHAREHOLDER	08/2023	E	Y	N	38-4285659

